Filed by Santa Maria Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company:

Hyde Park Acquisition Corp. II (Commission File No. 001-35576)

Hyde Park Acquisition Corp. II Announces Agreement to Merge With Santa Maria Energy Holdings LLC

- Hyde Park to Partner with Kayne Anderson and Santa Maria Energy to pursue significant development of oilfield reserves in Northern Santa Barbara County, California -

New York, December 4, 2013—(BUSINESS WIRE)—Hyde Park Acquisition Corp. II (NASDAQ: HPAC) (“Hyde Park” or “the Company”), a special purpose acquisition corporation, today announced the signing of an Agreement and Plan of Merger (the “Merger Agreement”) with Santa Maria Energy Holdings LLC (“SME”), an independent energy company focused on the exploration and development of assets located in the Santa Maria Basin which is in Northern Santa Barbara County, California.

Hyde Park stockholders and all of SME’s existing unitholders, including affiliates of Kayne Anderson Capital Advisors, L.P., will receive stock in Santa Maria Energy Corporation, the resulting parent company in the merger. The shares issued in the merger are expected to be listed on the NASDAQ Capital Market. SME management will continue to oversee the day-to-day operations of Santa Maria Energy Corporation following the merger.

The cash contributed by Hyde Park in the transaction, together with additional equity capital expected to be raised in conjunction with the merger, will be available for the development of SME’s assets and for general corporate purposes.

Hyde Park’s board of directors has determined that the merger with SME is in the best interests of Hyde Park’s shareholders. The board believes the oil resources owned by SME together with its track record as an operator engaged in the development and production of oil and natural gas in Northern Santa Barbara County provide Hyde Park shareholders with an investment opportunity with considerable upside potential.

The transaction is anticipated to close in the second calendar quarter of 2014.

SANTA MARIA ENERGY

•	SME is a Santa Maria, California based oil and gas operator, formed in 2008 with the financial backing of Kayne Anderson. All of SME’s assets are located in Santa Barbara County and include its Orcutt Diatomite and Monterey fields.

•	SME produces its Diatomite assets using cyclic steam, and produces its Monterey assets by conventional means. The majority of current production is oil with associated produced natural gas generally being used to power steam generation equipment.

•	SME has received discretionary permitting approvals from Santa Barbara County necessary to add 110 new Diatomite wells and all related and necessary infrastructure to an existing 26-well pilot project located in the Orcutt field, a field originally discovered in 1903.

•	Over the next 15-18 months, SME expects to increase its Diatomite production from the Orcutt Field by drilling new wells, installing greater steam generation capacity, and building pipelines to transport water to the project site with which steam will be produced and to transport oil to market. All water to be used for steam generation will be non-potable water reclaimed by Laguna County Sanitation District which is owned by Santa Barbara County.

Additional information about SME, including details with respect to its leasehold assets and historical financial information, will be contained in the joint proxy statement/prospectus to be filed in connection with the transaction and provided to Hyde Park stockholders and SME unitholders.

The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive Agreement and Plan of Merger relating to the transaction, a copy of which will be filed by Hyde Park with the SEC as an exhibit to a Current Report on Form 8-K.

ABOUT HYDE PARK ACQUISITION CORP. II

Hyde Park was incorporated under the laws of the State of Delaware on February 24, 2011, as a blank check company, for the purpose of acquiring, through a merger, share exchange, asset acquisition, stock purchase, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses. On August 7, 2012, Hyde Park completed its initial public offering along with a private placement of its common stock, substantially all of the proceeds of each of which are held in trust for the benefit of holders of common stock issued in Hyde Park’s public offering. Hyde Park’s common stock is traded on NASDAQ under the ticker symbol “HPAC.”

ABOUT SANTA MARIA ENERGY HOLDINGS, LLC AND ITS AFFILIATES

Santa Maria Energy Holdings, LLC, is an independent, private energy company committed to the responsible exploration and development of natural resources in Santa Barbara County, California. Headquartered in Santa Maria, California, all of the company’s assets are located onshore in Santa Barbara County. It was formed under the laws of the State of Delaware in December 2008. Through its predecessor entity, Santa Maria Pacific, LLC, it began acquiring leases in the Santa Maria Basin in 2002. The company primarily focuses upon the recovery of crude oil from the Diatomite reservoir using an enhanced recovery technique called cyclic steam injection. It also produces from the Monterey formation using conventional methods. Santa Maria Energy is proud to be part of a local solution providing a natural resource that is so critical to our national interests and to our quality of life.

ABOUT KAYNE ANDERSON CAPITAL ADVISORS, L.P. AND CERTAIN AFFILIATES

Established in 1998, Kayne Anderson Energy Funds, with offices in Houston and Los Angeles, provides private equity financing primarily for high-growth oil and gas companies across North America. The firm has raised six dedicated energy private equity funds totaling over $4.3 billion in committed capital and invested in more than 80 portfolio companies. Kayne Anderson Energy Funds is a part of Kayne Anderson Capital Advisors, L.P., a leading independent alternative investment management firm founded in 1984 with over $24 billion in assets for institutional investors, family offices, high net worth and retail clients in eight offices across the United States. Kayne Anderson Capital Advisors focuses on niche investing in upstream oil and gas companies, energy infrastructure, specialized real estate, middle market credit, growth private equity and distressed municipal opportunities. Kayne’s investment philosophy is to pursue niches, with an emphasis on cash flow, where our knowledge and sourcing advantages enable us to deliver above average, risk-adjusted investment returns. For more information, please visit www.kaynecapital.com.

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Furthermore, this communication is not a solicitation of proxies from the holders of Hyde Park’s common stock or SME units. Any solicitation of proxies will be made only by the definitive joint proxy statement/prospectus, which will be mailed, when available, to all stockholders or unitholders of record, respectively, as of the applicable record date.

NO ASSURANCES

There can be no assurance that the proposed merger will be completed, nor can there be any assurance, if the merger is completed, that the potential benefits of Santa Maria Energy Corporation’s exploration and development plans will be realized.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Santa Maria Energy Corporation intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a joint preliminary proxy statement of Hyde Park and SME and related materials in connection with the proposed business combination. Hyde Park and SME will mail a definitive proxy statement and related materials to their respective stockholders and unitholders. Stockholders of Hyde Park, unitholders of SME and other interested persons are advised to read, when available, the preliminary proxy statement, amendments thereto, and definitive joint proxy statement in connection with Hyde Park’s and SME’s solicitation of proxies for their respective special meetings of stockholders or unitholders to be held to approve the transaction because the joint proxy statement will contain important information about SME, Hyde Park, the combined company (assuming the business combination is consummated) and the proposed business combination. The definitive proxy statement will be mailed to stockholders of Hyde Park and unitholders of SME as of a record date to be established for voting on the transaction by SME and Hyde Park respectively. Stockholders of Hyde Park will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s Internet site at www.sec.gov or by directing a request to: Hyde Park Acquisition Corp. II, 500 Fifth Avenue, 50th Floor, New York, NY, 10110 tel. (212) 644-3450, Attention: Carol Zelinski. Unitholders of SME will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s Internet site at www.sec.gov or by directing a request to: Santa Maria Energy Holdings, LLC, 2811 Airpark Drive, Santa Maria, California, 93455, 10110 tel. (805) 938-3320, Attention: Beth Marino.

PARTICIPANTS IN THE SOLICITATION

Hyde Park, SME and their respective directors and officers may be deemed participants in the solicitation of proxies to Hyde Park’s stockholders with respect to the proposed merger. A list of the names of Hyde Park’s directors and officers and a description of their interests in Hyde Park is contained in Hyde Park’s annual report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC, and will also be contained in the Registration Statement on Form S-4 (and the definitive joint proxy statement/prospectus for the proposed business combination) for the special meetings when available. A list of the names of the directors and officers of SME and a description of their interests in SME will be contained in the Registration Statement on Form S-4 (and will be included in the definitive joint proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.

FORWARD LOOKING STATEMENTS

This press release may include “forward looking statements” within the meaning of the “safe harbor” provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Hyde Park, SME, and the combined company after completion of the proposed business combination, are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Hyde Park, SME or others following announcement of the Merger Agreement and the transactions contemplated thereby; (3) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Hyde Park or the unitholders of SME or to satisfy other conditions to closing in the Merger Agreement, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews, if any, required to complete the transactions contemplated by the Merger Agreement; (5) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the transactions, which may be affected by, among other things, competition, the ability of the company to grow and manage growth profitably, maintain relationships with customers, obtain adequate supply of products and retain its key employees; (7) costs related to the proposed transactions; (8) changes in applicable laws or regulations; and (9) the possibility that SME may be adversely affected by other economic, business and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in filings with the SEC by Hyde Park and Santa Maria Energy Corporation, including the Registration Statement on Form S-4 (including the joint proxy statement/prospectus) and the risks described under the caption “Risk Factors” therein.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Hyde Park and SME, undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Laurence Levy

Hyde Park Acquisition Corp. II

500 Fifth Avenue, 50th Floor

New York, NY, 10110

Tel. (212) 644-3450

David Pratt

Santa Maria Energy Holdings LLC

2811 Airpark Drive

Santa Maria, CA 93455

Tel. (805) 938-3320